Exhibit 12.1
MedQuist Holdings Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
The following table sets forth our ratio of earnings to fixed charges for the period indicated:

	Historical							Pro Forma
						Six Months			Six Months
						Ended		Year Ended	Ended
						June 30,		December 31,	June 30,
	2006	2007	2008	2009	2010	2010	2011	2010	2011
						(Unaudited)		(Unaudited)

Income (loss) from continuing operations before income taxes and noncontrolling interests	$(197)	$(3,272)	$(104,991)	$10,183	$14,879	$2,485	$18,254	$13,334	$18,254

Fixed charges:
Interest expense	$1,323	$1,657	$3,813	$9,019	$19,268	$7,306	$13,998	$29,491	$13,998
Amount payable to principal shareholders	—	—	1,113	2,750	2,750	1,375	6,619	887	1,871
Estimated interest included in rental expense	325	439	1,207	1,773	2,376	1,188	1,188	2,376	1,188

Total fixed charges	$1,648	$2,096	$6,133	$13,542	$24,394	$9,869	$21,805	$32,754	$17,057

Income (loss) from continuing operations before income taxes and noncontrolling interests plus fixed charges	$1,451	$(1,176)	$(98,858)	$23,725	$39,273	$12,354	$40,059	$46,088	$35,311

Ratio of earnings to fixed charges(1)	0.88	(0.56)	(16.12)	1.75	1.61	1.25	1.84	1.41	2.07

Coverage deficiency	$197	$3,272	$104,991	$—	$—	$—	$—	$—	$—

(1)	For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consists of income (loss) from continuing operations before income taxes and noncontrolling interests increased by fixed charges. “Fixed charges” consists of interest expense including an estimate of the interest within rental expense and amounts payable to the Company’s principal shareholders. Earnings were insufficient to cover fixed charges in the fiscal years ended December 31, 2006, 2007 and 2008.